
Mail Stop 4631

May 23, 2016

<u>Via E-mail</u>
Mr. Robert T. O'Shaughnessy
Chief Financial Officer
PULTEGROUP, Inc.
3350 Peachtree Road NE, Suite 150
Atlanta, GA 30326

   Re: PULTEGROUP, Inc
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 8, 2016
     Response Letter Dated May 5, 2016
     File No. 1-9804

Dear Mr. O'Shaughnessy:

  We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Item 8. Financial Statements and Supplementary Data, page 42</u>

<u>Note 12. Commitments and contingencies – Self-insured risks, page 73</u>

1. We note your response to our letter dated April 22, 2016, including your proposed disclosures. In regard to the insurance receivables you recorded, please disclose the amounts recorded that are being contested and discuss the reasons you concluded these amounts are probable of recovery.

You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief

Office of Manufacturing and
Construction